Exhibit 23.5

May 29, 2013

Cerulli Associates

699 Boylston Street

Boston, MA 02116

Attn: Brian Walker, Account Manager

BY FAX: 617-507-8129

Re:	Consent to being named in registration statement

Ladies and Gentlemen:

This letter agreement (“Consent Letter”) is being delivered to you in connection with the Registration Statement on Form S-1 (the “Registration Statement”), filed by Silvercrest Asset Management Group Inc. (the “Company”) with the Securities and Exchange Commission, which relates to the Company’s issuance of its Class A Common Stock. The Company requests your consent to be named in the Registration Statement and each amendment or supplement thereto as the source for the factual information and projections included on Exhibit A hereto.

Please acknowledge your consent to the foregoing by signing this Consent Letter in the space provided below and faxing it to the attention of the undersigned at the Company (fax number: 212-649-0625).

Sincerely,

ACKNOWLEDGED AND CONSENTED:

CERULLI ASSOCIATES

By:	/s/ Kurt Cerulli
Name: Kurt Cerulli
Title: President

SILVERCREST ASSET MANAGEMENT GROUP INC.

1330 AVENUE OF THE AMERICAS, NEW YORK, NEW YORK 10019 • (212) 649-0600

WWW.SILVERCRESTGROUP.COM

Exhibit A

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We operate in the multi-family office registered investment adviser channel of private wealth management, the fastest growing sector of the market according to Cerulli Associates. The aggregate assets of managers in this channel have nearly doubled over the last five years, largely due to market share gains, primarily from large financial institutions.

Our client relationships with ultra-high net worth individuals currently represent less than 1% of U.S. families with investable assets over $25 million. Our assets represent less than 5% of the $498 billion multifamily office (MFO)/registered investment adviser (RIA) channel, which, according to data from Cerulli Associates, itself represents 10% of the estimated $4.8 trillion high net worth market.

Over the last 15 years, the number of households with over $5 million in net worth has grown at an annual rate of 11% per year. Cerulli Associates estimates that 90% of the $4.8 trillion high net worth market is at firms outside the MFO/RIA channel.

Cerulli Associates estimates that MFO/RIAs are the fastest growing firms in the wealth management industry. Assets have nearly doubled over the last five years as they have taken greater market share, primarily from large financial institutions. Assets managed by MFO/RIAs grew from 2006-2011 at a CAGR of 13.6% as compared with a 0.9% CAGR for all high net worth providers. Cerulli Associates further estimates that high net worth assets managed by MFO/RIAs will grow at a 15.7% CAGR from 2011 through 2015. We are an RIA which is also regarded as an MFO, and thus we are well positioned to benefit from the growth Cerulli Associates foresees.

Continuing our short-term growth strategy, we intend to establish offices in major wealth centers on the West Coast, in the Southwest and in the Midwest in order to be closer to both our clients and to prospective clients. The following chart identifies those U.S. cities which contain the greatest number of families with net worth of $30 million or more:

RANK	CITY	RESIDENTS WITH A NEW WORTH > $30 MILLION
1	New York, NY	7,535
2	San Francisco, CA	4,580
3	Los Angeles, CA	4,525
4	Chicago, IL	2,610
5	Washington, DC	2,395
6	Houston, TX	2,285
7	Dallas, TX	2,015
8	Atlanta, GA	970
9	Seattle, WA	950
10-Tie	Boston, MA	915
10-Tie	Philadelphia, PA	915

Source: Cerulli Associates/Wealth-X